

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

August 31, 2017

Kenneth J. Mahon
President and Chief Executive Officer
Dime Community Bancshares, Inc.
300 Cadman Plaza West, 8th Floor
Brooklyn, NY 11201

> **Re:** **Dime Community Bancshares Inc.**
> **Registration Statement on S-3**
> **Filed August 25, 2017**
> **File No. 333-220175**

Dear Mr. Mahon:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Lin, Staff Attorney, at (202) 551-3552 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Marc P. Levy, Esq.